Exhibit 99.1

Press Release

Economic climate and sustained pressure on prices force Swisscom to cut jobs

The restructuring and cost-cutting measures initiated a few years ago within the Swisscom Group are set to continue on account of poor market conditions. Approximately a further 600 jobs, or 4% of the workforce, are to be cut in Switzerland. The reduction is part of the plan to shed some 3000 jobs by end-2003, as announced on 31 March 2000. In sharp contrast to this downsizing is a substantial expansion in mobile communications, with Swisscom Mobile creating around 700 new jobs during the past three years. Employees made redundant will receive one year of intensive training for a new career challenge, during which time they will continue to receive full pay.

The Swisscom Group reiterates its expectations for results for the 2002 financial year. However, further structural adjustments will be necessary in order to ensure the long-term success of all Group companies.

First and foremost, capacity in the area of business customers in the Swisscom Group will have to be cut on account of poor economic conditions and the persistently high competitive pressure. A weak economy is dampening companies’ investment activities, and no improvement is in sight. Investments in telecommunications equipment and solutions, now only on a limited scale, have made it absolutely necessary to adjust structures and costs in the area of business customers.

Regulations lead to loss of market share and hinder growth in home market

Furthermore, changes in the law to promote greater competition in the telecommunications market are putting constant pressure on prices and costs and are leading to a managed loss of market share for Swisscom in the area of fixed-line telephony. At the same time this is also seriously hampering Swisscom’s growth opportunities in the domestic market. The extent to which growth in mobile communications can offset redundancies in the regulated area is only limited.

The Enterprise Solutions segment has experienced a sharp drop in demand for communications solutions, once again because of the flagging economy. In addition, cost pressure is intensifying as prices continue to fall in fixed-line telephony. The only way to raise competitiveness is by initiating large-scale cost-cuts and by giving up unprofitable activities, which in turn will entail the shedding of some 380 jobs by mid-2004.

As previously announced on 22 August 2002, a comprehensive restructuring and realignment of operations is needed at Swisscom Systems. This unit, operating in the distribution and maintenance of private branch exchanges (PBXs), has been hit by a declining market volume and falling hardware prices. The restructuring plan, drawn up over the past few months under a new management team, envisages the loss of some 470 jobs.

Swisscom IT Services is planning to shed some 80 jobs, taking account of the synergies created through the integration of Conextrade AG, as announced on 23 October 2002. These reductions have become necessary because of strong competition among providers of new IT services and the cost pressure being passed on by existing customers. Wherever possible, the downsizing will be brought about through natural fluctuation and location optimisation.

On account of strict legal requirements and intense competition in the fixed-line sector, the Fixnet segment faces ongoing pressure on margins coupled with stagnating network capacity utilisation. Further cost-cutting measures, including the loss of some 200 jobs, will be necessary if the unit is to strengthen its market position. Around 80 of these jobs will come from Cablex. Operating in the construction and maintenance of the fixed-line network, Cablex is experiencing a drop in market volume as competitive pressure increases. In addition, a proposal to hive off Fixnet logistics, which accounts for around 60 jobs, is being examined. The net loss of 200 jobs at Fixnet includes the creation of some 50 new positions in the growth business of ADSL (broadband) Internet access.

Following the transformation of Swisscom into a group structure, Headquarters (central services) will be further scaled back by around 60 jobs.

Meanwhile, Swisscom continues to expand activities in the Mobile area, where an additional 140 jobs are to be created in the current year. An in-house job centre ensures that suitably qualified employees affected by staff cuts in other Group companies are given preference when it comes to filling such vacancies.

As things stand today, the staff reductions at Swisscom will primarily affect the Zurich and Berne regions and to a lesser extent, Geneva, St. Gallen and Basle. Even after the aforementioned restructuring measures, the Swisscom Group, compared to the competition, will continue to offer a well developed portfolio of offerings to residential and business customers nationwide.

Swisscom Group has invested CHF 2 billion in social plans

Swisscom’s extensive social plan, negotiated at the start of liberalisation, will be made available to all members of staff affected by the redundancies. Since the start of 1998, the Group has invested some CHF 2 billion in social plans.

A key element in the restructuring process is the so-called "Perspective" centre, which supports employees affected through a range of programmes. With the "Employment Market Centre (EMC)", for instance, members of staff employed under the collective employment agreement before losing their job continue to receive full pay while learning about new prospects and receiving assistance in finding another job. Some 90% of Swisscom employment contracts are subject to the collective employment agreement. On average, job seekers stay nine months with the EMC. Of the 1’500 or so people registered with the EMC to date, 93% have found a new position within or outside the company or accepted another socially acceptable solution. Older members of staff are supported by Worklink, a joint venture between Swisscom, Manpower and the trade unions. Worklink is a temping agency that helps workers to re-enter the labour market. Co-Motion, a model business start-up programme, supports employees interested in taking the independent route. To date, Co-Motion has helped to found some 150 companies.

As of the end of 2002, the Swisscom Group's payroll amounted to approx. 17,300 full-time equivalent employees.

Berne, 13 January 2003